

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2019

Ryan Rhodes
President and Chief Executive Officer
Restoration Robotics, Inc.
128 Baytech Drive
San Jose, CA 95134

      Re: Restoration Robotics, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed March 20, 2019
          File No. 001-38238

Dear Mr. Rhodes:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Electronics and Machinery

cc: Brian J. Cuneo